DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




04008334

February 11, 2004

Kathleen E. Shannon
Senior Vice President,
Secretary and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to AIG by Walden Asset Management. We also have received a letter on the proponent's behalf dated January 26, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Enclosures

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

5272

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Walden Asset Management (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal states:

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy

Materials for the following reasons: (1) they relate to the ordinary business operations of the Company; and (2) they are false and misleading within the meaning of Rule 14a-8(i)(3) because they violate Rule 14a-9.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

Grounds for Omission

1. ***The Proposal relates to the ordinary business of the Company***

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments To Rules On Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018 at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes that the Proposal meets both of these considerations and can be excluded under Rule 14a-8(i)(7).

The Proposal requests the Board of Directors to provide the shareholders with a report "providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business." As an insurance organization, the Company's core business, conducted through multiple insurance company subsidiaries, is the underwriting of risk. Underwriting involves estimating risk and loss exposures – including, in many cases, environmental risks – and setting appropriate premiums for the assumption of those risks. This is an extremely complex process that involves the consideration of numerous factors and a variety of actuarial methods and assumptions. The impact of climate change on the Company's business is merely one factor that is considered in evaluating the Company's existing loss exposures and potential opportunities for profit from the assumption of risk. The impacts of climate change are taken into account when determining the type and amount of insurance coverage that the Company's subsidiaries market to prospective customers; establishing the premiums to be charged for those insurance products and the reserves that should be established in connection with projected losses on those products; and deciding the amount of reinsurance that should be obtained. Thus the Proposal relates directly to the Company's policies and practices for product offerings, risk management, pricing of products, assessment of exposures and probability of losses and loss prevention strategies – matters quintessential to the operation of an insurance business. As a practical matter, the shareholders of the Company cannot oversee these matters on a day-to-day basis. See id. ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."). Similarly, we believe that the Proposal improperly seeks to micro-manage the Company.

Decisions relating to product offerings, risk management, product pricing, loss exposures and loss prevention are extremely complex. The Company's shareholders, as a group, simply are not in a position to make an informed judgment on these matters. See id. ("the proposal . . . prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (footnote omitted)).

Our position is consistent with previous guidance provided by the staff (the "Staff") of the Commission. For example, in American International Group, Inc., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 399 (Mar. 17,1998), a proposal substantially similar to the Proposal asked for a report on the Company's anticipated property and/or health care loss liabilities potentially caused by global warming and how the company's public stance on global warming relates to its loss prevention activities. The Staff agreed that there was some basis for the Company's view that the proposal related to the Company's ordinary business operations because "the proposal appears to focus on the Company's evaluation of risk for the purpose of setting insurance premiums." The same analysis applies here – the impact of climate change on the business of the Company directly focuses on measuring risk and setting premiums. See also Xcel Energy Inc., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 500 (Apr. 1, 2003) (proposal urging the Company to issue a report disclosing economic risks associated with emissions was excludable because it involved the day-to-day evaluation of risks and benefits); Potlatch Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 216 (Feb. 13, 2001) (proposal requesting a report that included an assessment of major environmental risks, such as those created by climate change, was excluded under Rule 14a-8(i)(7) because it appeared to focus on Potlatch's liability methodology and evaluation of risk).

For the foregoing reasons the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

2. The Supporting Statement is false and misleading

Rule 14a-8(i)(3) permits a proposal to be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials". False and misleading statements include those that inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to document assertions of fact. See Staff Legal Bulletin No. 14 (July

13, 2001) (shareholders "should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate").

Certain statements in the Supporting Statement are presented as fact without factual support and may mislead shareholders who may unduly rely on these statements to vote for the Proposal.

The Proponent asserts in the Supporting Statement that Swiss Re is "considering potential coverage implications for insured companies that do not address climate change risks." Neither the Company nor its shareholders can verify whether this is indeed something Swiss Re is considering. See, e.g., Weyerhaeuser Company, SEC No-Action Letter, 2003 No-Act. LEXIS 82 (Jan. 16, 2003) (certain statements are false or misleading unless the Proponent provides citations to specific sources in its supporting statement).

For the foregoing reasons, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(3) because they violate the prohibition on false and misleading statements found in Rule 14a-9.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Meredith Benton
Timothy Smith
Walden Asset Management

Dale McCormick
Treasurer of State
State of Maine
Office of the Treasurer

Lily Donge
Calvert Funds

Martha Abshear
c/o Jim Madden, Progressive Investment Management

Steve Lippman
Trillium Asset Management

Carole Lombard, RRM
Sisters of St. Joseph of Boston

Kaye Aler-Maida, RRM
Community Church of New York

Lauren Webster, RRM
Tides Foundation

Daniel Stranhan, RRM
The Needmor Foundation

Debra Ryker, RRM
The Conservation Land Trust

Donald Kirshbaum
Office of the Treasurer,
State of Connecticut

Teresa Heckenmueller
Glenmary Home Missioners

ANNEX A

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote the 500 largest companies by market capitalization requesting relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the insurance industry. Of the 35 largest natural catastrophes costing insurers over €1 billion, only two were not climate related. Climate change may increase erratic and extreme weather events, creating serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of AIG's business, we believe investors should know how it is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. AIG is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- AIG was one of the founding members of the Risk Prediction Initiative (RPI). RPI, which works to forecast climate changes, does not support using historical records to assess probabilities for future natural catastrophes. RPI believes this, in part, because "human activities may be perturbing global climate." (http://www.bbsr.edu/rpi/, 11/2003) AIG no longer sponsors RPI.

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- We believe many of AIG's business divisions face climate risk. For example, AIG Aviation, AIG Global Energy, and AIG World Source may be impacted by state, national and international regulations. AIG Environmental, Lexington Insurance Company, AIG Reinsurance Advisors, and Stowe Mountain Resort may be impacted by erratic and extreme weather events.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to American International Group, Inc.

Via fax

Dear Sir/Madam:

I have been asked by Walden Asset Management, Trillium Asset Management (on behalf of one of their clients), Progressive Asset Management (on behalf of one of their clients), Calvert Asset Management, The Needmor Foundation, the Tides Foundation, The Conservation Land Trust, The Glenmary Home Missioners, the Congregation of the Sisters of St. Joseph of Brighton and the Community Church of New York (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of 639,820 shares of common stock (with a market value of close to $45,000,000.) of American International Group, Inc. (hereinafter referred to either as "AIG" or the "Company"), and who have submitted (together with other shareholders owning 1,144,572 shares of common stock of AIG with a market value of close to $80,000,000., for a total for all proponents of approximately $125,000,000) a shareholder proposal to AIG, to respond to the letter dated January 9, 2004, sent to the Securities & Exchange Commission by the Company, in which AIG contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in AIG's year 2004 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for the Company to report on "its strategies to address the impacts of global warming on its business".

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

We note in particular that the Staff ruled in the *Citicorp* letter, cited above, that such inquiries about climate change raise significant policy issues not only for issuers that are major polluters, but also for registrants whose operations do not themselves create major pollution, but whose operations could presumably be affected by climate change. Consequently, shareholder proposals concerning climate change are appropriate for insurers, such as the Company.

The Company argues accurately that the Staff has carved out an exception to this rule for climate change shareholder proposals that request a "risk assessment" on the ground that assessing risks is a part of the ordinary business operations of a registrant (whether an insurance company or not) rather than a significant policy issue. We believe that the Company's argument should nevertheless be rejected for two reasons. Firstly, we respectfully request the Staff to reverse its position and to determine that this exception is inapplicable to insurance companies; and, secondly, that even if the exception is maintained by the Staff, it is inapplicable to the Proponents' shareholder proposal.

The exception should not be applied to insurance companies because of the potential impact that climate change may have on future shareholder value. (See, e.g., the second and third paragraph of the Proponents' supporting statement.)

Thus, the 120 page IRRC Report, in its opening sentences of its Executive Summary on page 1, states:

> This report examines how 20 of the world's biggest corporate emitters of greenhouse gases are factoring climate change into their business strategies and governance strategies. Significant investment risks and opportunities lie ahead.

The IRRC Report notes (pages 2-3) that, at the Board level, 17 of the 20 companies reviewed "conduct a formal board-level review of climate change and monitor company response strategy".

Such board-level review is not an indication that the matter being dealt with (the risks and opportunities resulting from climate change) is a matter of "ordinary business" but rather that it is a matter of long term strategy about which shareholder may properly inquire. (Indeed, 12 of the 20 companies included reports on climate change in their 10-Ks.)

Such board-level review is especially needed for insurance companies since they may be the ultimate payers for damages caused by floods, drought, pollution and other consequences of climate change. (See, e.g., paragraphs four and five of the Proponents' supporting statement.)

In short, the risks related to global warming are unlike ordinary risk underwriting that would normally be engaged in by an insurer and would constitute ordinary business ("what should our premium be for next year?"), but rather are long term strategic risks that impact the long-range strategy and planning of the Company. Thus, the assessment of such strategic risks is not a matter of ordinary business.

Secondly, in any event, the Proponents' shareholder proposal is quite unlike those proposals that the Staff has found to be ordinary business. For example, in the *Xcel Energy* letter cited by the Company, the registrant was requested to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests that the Company report on its "strategies to address the impacts of climate change on its business". Similarly, the Company's reliance on the letter in *American*

International Group is misplaced. In that letter the shareholder proposal requested not a strategic review, but rather (in the words of the Staff) "the company's evaluation of risk for the purposes of setting insurance premiums". That is not the case in the instant situation. On the contrary, the Proponents are requesting a strategic review of the impacts of climate change on the Company. (Cf. the *Citicorp* letter, cited above.) They are most emphatically not seeking an evaluation to help set premiums.

Finally, the Proponents are not attempting to micro-manage the Company's operations. Indeed, they make no managerial suggestions. The Company makes reference to "policies and practices for product offerings, risk management, pricing of products, assessment of exposures and probability of losses and loss prevention" as matters which involve micro-managing. This may well be true, but is irrelevant to the Proponents' shareholder proposal that addresses none of these matters. In contrast to such micro-management, the Proponents are asking for a review of the Company's long term strategy.

For the foregoing reasons, the Proponents shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

The Company has pointed out a single statement to which it objects. In the fifth paragraph of the Supporting Statement the Proponents state that Swiss Re (which is the second largest reinsurance company in the world, and the largest in the United States) is, in connection with its D&O coverage, "considering potential coverage implications for insured companies that do not address climate change". We are more than mildly surprised that AIG, a major seller of D&O insurance, purports to be ignorant of developments in its own part of the insurance world. That the Proponents' statement is accurate is illustrated by the testimony on October 1, 2003, before the a subcommittee of the United States Senate Committee on Commerce, Science and Transportation, by Christopher Walker, the North American managing director of Greenhouse Gas Risk Solutions for Swiss Re. At the Senate hearing, after noting that a study of the 500 largest corporations in the world found that although 80% of them acknowledged climate change as a financial risk, only 35-40% of them were taking action to address that risk, Mr. Walker went on to say:

> Swiss Re has focused on risks from GHGE [greenhouse gas emissions] emissions reductions in our own – to our current customers. For example we are focusing on the exposure potential for directors and officers coverage.

Swiss Re's thinking on this matter has been widely reported in the press. See, for example Pensions Week of November 10, 2003 ("Swiss Re is now questioning companies on their strategic response to climate change when renewing D&O coverage and may deny coverage to those firms failing to act."); Crain Communication's Business

Insurance of September 1, 2003 ("Swiss Re also is asking directors and officers of companies what they are doing about reducing greenhouse gas emissions as part of the D&O liability insurance renewal process."); CFO.com (a publication of The Economist) of May 8, 2003 ("Swiss Re may drop D&O policies for those lagging in gas-emissions controls."). The May 7, 2003 Wall Street Journal contained an extensive article on the matter, excerpts from which follow:

> With all the talk of potential shareholder lawsuits against industrial emitters of so-called greenhouse gases, Zurich-based insurance powerhouse Swiss Re is considering denying coverage, starting with directors-and-officers liability policies, to companies it decides aren't doing enough to reduce their output of the gases.
>
> Swiss Re plans to start mailing out questionnaires in the next few weeks in which it will ask the buyers of directors-and-officers insurance what they are doing to prepare for imminent government restrictions on greenhouse-gas emissions. If Swiss Re decides a client isn't doing enough, it may consider refusing the company D&O coverage when, in a few years, certain countries begin implementing those rules. . . .
>
> "Emissions reductions are going to be required. It's pretty clear," says Christopher Walker, managing director for a unit Swiss Re set up in 2001 to look at the corporate implications of global warming. "So companies that are not looking to develop a strategy for that are potentially exposing themselves and their shareholders."
>
> Swiss Re plans to send out similar questionnaires later this year to an even bigger group of its clients: the primary insurers that underwrite corporate insurance policies and buy backup, or reinsurance, coverage from Swiss Re.
>
> Swiss Re isn't the only insurer raising alarm bells about global warming with its clients. Munich Re says it, too, is asking customers about the issue, though in informal underwriting discussions rather than through a written questionnaire. Munich Re doesn't provide directors-and-officers liability insurance, but the Munich, Germany, company is a big rival of Swiss Re in the reinsurance business, a market in which both companies are major players.
>
> "We want all the parties to be informed about this issue," says Thomas Wollstein, a Munich Re executive. "If we have individual cases where we get the impression it is not being dealt with properly, then we might, in this individual case, exclude the risk." . . . .

See also the Wall Street Journal of April 16, 2003, where it was stated in an article entitled "Global Warming Threatens Health of Corporations":

> In one sign that even traditional business players are growing concerned about what is coming to be known as corporate "climate risk", Swiss Re, the big reinsurer, says it is starting to ask companies applying for coverage for their directors and officers to explain what they are doing to prepare for potential government regulation of greenhouse-gas emissions.

In summary, there cannot be even the slightest shadow of a doubt that the portion of the Proponents' supporting statement that AIG has questioned is entirely and completely accurate.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Kathleen E. Shannon, Esq.
Timothy Smith
Steve Lippman
Martha Abshear
Lily Donge
Daniel Stranahan
Lauren Webster
Debra Ryker
Sister Carole Lombard
Sister Teresa Heckenmueller
Kaye Aler-Maida
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board of directors prepare a report providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(7), as relating to AIG's ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Anne Nguyen
Attorney-Advisor